UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Principia Biopharma Inc.

(Name of Subject Company (Issuer))

KORTEX ACQUISITION CORP.

AVENTIS INC.

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

74257L108

(Cusip Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 3,859,181,400	$ 500,921.75

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Principia Biopharma Inc. (the “Company”), at a purchase price of $100.00 per share, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. Such shares consist of, as of 5:00 p.m., Eastern Time, on August 21, 2020 (the most recent practicable date): (i) 33,259,922 shares of common stock of the Company (“Company Common Stock”) that were issued and outstanding; (ii) 5,235,205 options, representing the right to purchase (subject to the terms thereof) an aggregate of 5,235,205 shares of Company Common Stock, (iii) warrants with respect to an aggregate of 81,915 shares of Company Common Stock and (iv) 14,772 shares of Company Common Stock subject to outstanding purchase rights in connection with the Company’s 2018 Employee Stock Purchase Plan.

**

The filing fee was calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019 and effective October 1, 2019, by multiplying the transaction value by 0.00012980.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $500,921.75	Filing Party: Sanofi, Aventis Inc. and Kortex Acquisition Corp.
Form or Registration No.: Schedule TO-T (File No. 005-90643)	Date Filed: August 28, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by (i) Kortex Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sanofi, a French société anonyme (“Parent”), (ii) Parent, and (iii) Aventis Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent and direct parent of Purchaser (“Aventis”) on August 28, 2020 (together with any subsequent amendments or supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of Principia Biopharma Inc., a Delaware corporation (the “Company”), at a purchase price of $100.00 per Share (the “Offer Price”) net to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, on the terms and subject to the conditions set forth in the Offer to Purchase, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1. The subsection captioned “Antitrust Compliance” under Section 16 — “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by deleting the second sentence of the second paragraph and replacing it with the following sentence:

“Each of Parent and the Company filed their respective Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division on September 4, 2020 in connection with the purchase of Shares in the Offer and the Merger and the fifteen (15) day waiting period will expire at 11:59 p.m., Eastern Time on September 21, 2020, unless earlier terminated by the FTC and the Antitrust Division, Parent receives a request for additional information or documentary material prior to that time, or Parent pulls and refiles its notification so as to provide the FTC and Antitrust Division an additional 15 days to review the transaction.”

2. Section 16 — “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following to the end of such Section after the subsection captioned “State Takeover Laws”:

“Legal Proceedings Relating to the Tender Offer. As of September 11, 2020, four complaints were filed in federal courts by purported stockholders of the Company regarding the Merger. The first complaint was filed on an individual basis by the plaintiff on August 28, 2020, and is captioned Elaine Wang v. Principia Biopharma Inc., et al., Case No. 3:20-cv-06085 (N.D. Cal. filed August 28, 2020). The second complaint, filed as a putative class action on September 1, 2020, is captioned Marcy Curtis v. Principia Biopharma Inc., et al., No. 1:20-cv-01164-UNA (D. Del. filed September 1, 2020). A third complaint was filed on an individual basis by the plaintiff on September 4, 2020, and is captioned Stephen Bushansky v. Principia Biopharma Inc., et al., Case No. 3:20-cv-06283 (N.D. Cal. filed September 4, 2020). The fourth complaint was filed by the plaintiff on behalf of himself and all others similarly situated, on September 8, 2020, and is captioned Kelvin Hawkins v. Principia Biopharma Inc., et al., Case No. 1:20-cv-07289 (S.D.N.Y filed September 8, 2020) (collectively, the “Federal Complaints”). The Federal Complaints name as defendants the Company and each member of the Company Board (the “Principia Defendants”). The Curtis complaint additionally names as defendants Parent and Purchaser (the “Sanofi Defendants”). The Wang, Curtis and Hawkins complaints allege violations of Section 14(d) and Section 14(e) of the Exchange Act against all Principia Defendants, and assert violations of Section 20(a) of the Exchange Act against the individual Principia Defendants. The Curtis complaint additionally alleges violations of Section 14(d) and Section 14(e) of the Exchange Act against the Sanofi Defendants and a violation of Section 20(a) of the

Exchange Act against Parent. The Bushanksy complaint alleges a violation of Section 14(e) of the Exchange Act against the Principia Defendants and a violation of Section 20(a) of the Exchange Act against the individual Principia Defendants. The plaintiffs generally contend that the Schedule 14D-9, omitted or misrepresented material information regarding the Merger. The Federal Complaints seek (i) injunctive relief preventing the consummation of the Transactions; (ii) damages or rescission in the event the Transactions are consummated; (iii) disclosure of certain information requested by the plaintiffs; and (iv) an award of plaintiffs’ expenses and attorneys’ fees. The Sanofi Defendants believe the claims asserted in the Federal Complaints are without merit.

Additional lawsuits may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

3. Schedule I of the Offer to Purchase is hereby amended by adding the following text to the end of the section captioned “3. Parent”:

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Julie Van Ongevalle Executive Vice President, Consumer Healthcare

Julie holds a Master of Science in Commercial and Financial Sciences from the Institut Catholique Hautes Etudes Commerciales.

Julie joined the Estée Lauder Companies in 2004 and has since held roles of increasing responsibility across the company. As Global Brand President of Origins since 2016, she led a global organization of 4,000 people, growing the company’s market share across geographies. Prior to Origins, she spent eight years in the M.A.C. Cosmetics division, first as General Manager Benelux, then of the EMEA Region and eventually North America. Julie started her career as a marketing manager at GSK Consumer Healthcare and Clinique.

Julie is a citizen of Belgium.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 14, 2020

Kortex Acquisition Corp.

By:	/s/ Bill Sibold
Name: Bill Sibold
Title: President

Sanofi

By:	/s/ Karen Linehan
Name: Karen Linehan
Title: Executive Vice President Legal Affairs and General Counsel

Aventis Inc.

By:	/s/ Thierry Vernier
Name: Thierry Vernier
Title: Vice President and Chief Financial Officer